SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐            No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated November 16, 2009, entitled “Spreadtrum Communications Inc. Announces 2009Q3 Results”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: November 17, 2009

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated November 16, 2009, entitled “Spreadtrum Communications Inc. Announces 2009Q3 Results”.

Exhibit 99.1

Spreadtrum Communications, Inc. Announces

Third Quarter 2009 Results

SHANGHAI, November 16, 2009 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers, today announced its unaudited financial results for the third quarter 2009.

THIRD QUARTER 2009 FINANCIAL SUMMARY:

•	Total revenue increased 137% quarter-over-quarter and 92% year-over-year to US$38.4 million, exceeding the Company’s previously guided range of US$31-$36 million.

•	Gross profit was US$15.0 million, up 292% quarter-over-quarter and 71% year-over-year. Gross margin was 39.0% compared to 23.6% in the previous quarter and 43.7% in the third quarter 2008.

•	Cash flows from operations were US$11.5 million, compared with US$ -0.9 million for the previous quarter, and compared with US$0.2 million for the third quarter in 2008.

•	GAAP net income was US$0.6 million, compared to a net loss of US$13.1 million in the second quarter 2009 and net loss of US$31.3 million in the third quarter 2008.

•

GAAP net income per basic and diluted ADS was US$0.01, an improvement from a loss of US$0.29 per basic and diluted ADS in the second quarter 2009 and a loss of US$0.71 per basic and diluted ADS in the third quarter 2008.

•

Non-GAAP net income was US$2.9 million, compared to a net loss of US$7.2 million in the second quarter 2009 and net loss of US$4.3 million in the third quarter 2008. Non-GAAP net income per diluted ADS was US$0.06, an improvement from a loss of US$0.15 per diluted ADS in the second quarter 2009 and a loss of US$0.10 per diluted ADS in the third quarter 2008.

BUSINESS HIGHLIGHTS:

•	Spreadtrum returned to profitability in Q309, with a strong sequential revenue increase and improved gross margin;

•	As a result of increased demand from customers and improved product quality, baseband shipments increased by 168% and radio frequency (RF) transceivers shipments increased by 142%, sequentially;

•

Spreadtrum’s focus on product quality helped attract a diverse line-up of new customers, including a key design win of a tier one handset manufacturer to supply a GSM/GPRS dual sim baseband chipset with multimedia feature for its mobile phone models.

Commenting on the results, Spreadtrum’s President and CEO, Dr. Leo Li said, “The third quarter of 2009 was a critical transition point for Spreadtrum, as our focus on improving product quality and providing excellent customer service resulted in increased demand from both existing and new customers. We are pleased to report that on the back of this increased demand, Spreadtrum has returned to profitability after four consecutive quarters of losses. We not only exceeded our revenue guidance in the third quarter, but also delivered substantial margin improvement due to our strong execution on the sales front coupled with our ability to effectively control costs. We still face several challenges such as unpredictable industry dynamics and the potential for political and economic changes that could impact the handset business. Competition in the GSM handset markets also remains tough. That said, our Q3 results demonstrate our ability to execute as we have now turned the corner to profitability. Looking ahead to the fourth quarter, we expect revenue to be in the range of $37-$40 million, with flat margins from the previous quarter.”

Spreadtrum’s Vice President of Finance, Shannon Gao added, “Spreadtrum delivered strong Q3 results achieving top-line growth and positive cash flow. We are confident that our financial fundamentals and controls are sound and healthy. In an effort to maintain the positive momentum generated in the third quarter and achieve sustained profitability, we will also remain diligent in moderating costs.”

THIRD QUARTER 2009 FINANCIAL REVIEW:

Revenue

Revenue in the third quarter totaled US$38.4 million, representing an increase of 137% from US$16.2 million in the second quarter 2009 and up 92% year-over-year from US$20.0 million.

Revenue from baseband and RF semiconductors was US$38.3 million, or 99.9% of total revenue, up 137.9% sequentially from US$16.1 million and up 103.7% from US$18.8 million in the third quarter 2008 as a result of rebounding demand on the back of improved product quality.

Unit shipments of baseband and RF semiconductors increased 153% sequentially and increased 295% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$15.0 million, up 292% from $3.8 million in the second quarter 2009 and up 71% from US$8.7 million in the third quarter 2008. Gross margin for the quarter was 39.0%, up from 23.6% in the second quarter 2009, and down from 43.7% in the third quarter 2008. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 39.3%, up sequentially from 24.0% and down year-over-year from 44.3%.

Cost of revenue in the third quarter 2009 totaled US$23.4 million, representing an increase of 89% from the previous quarter and an increase of 108% from the third quarter 2008 resulting from an increase in baseband and RF product sales volumes.

Operating Margin

The Company’s operating margin for the quarter was 4.1%, compared to -85.7% in 2Q09 and -159.0% in 3Q08. The sequential improvement in operating margin was primarily due to increases in sales volumes and gross margin and a decrease of US$3.6 million in share-based compensation expense. The year-over-year increase in operating margin was primarily attributable to an increase in sales volumes and the fact that certain expenses were incurred in 3Q08 but not in 3Q09, mainly a US$17.5 million impairment loss on long-lived assets and a US$6.6 million IPR&D expense resulting from the Quorum acquisition. Non-GAAP operating margin, adjusted to exclude share-based compensation expense, the amortization of intangibles from the Quorum acquisition, the aforementioned impairment loss on long-lived assets and the IPR&D expense related to the Quorum acquisition, was 10.0%, compared to -49.6% in 2Q09 and -24.1% in 3Q08.

Total operating expenses in the third quarter 2009, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$13.4 million, representing a decrease of 24% from US$17.7 million in the second quarter 2009 and a decrease of 67% from US$40.5 million in the third quarter 2008. The sequential decline was driven primarily by a US$3.6 million decrease in share-based compensation and a US$0.8 million decrease in employee compensation expense. The year-over-year decrease was primarily attributable to expenses incurred in the third quarter 2008 period, but not incurred in 2009, mainly a US$17.5 million impairment loss of long-lived assets and a US$6.6 million IPR&D expense resulting from the Quorum acquisition. A decrease of US$1.3 million decrease in employee compensation expense also contributed to the year-over-year decrease.

Recurring R&D expenses decreased 18% year-over-year, but increased 20% sequentially to US$9.7 million in the third quarter 2009. The sequential increase was driven primarily by higher share-based compensation related to the Company’s R&D function and higher intangible asset amortization expenses. The year-over-year decrease was primarily due to lower tape-out cost, lower intangible asset amortization expenses and lower employee compensation expenses.

SG&A expenses decreased 62% sequentially and 21% year-over-year to US$3.7 million in the third quarter 2009. The sequential decrease resulted mainly from lower share-based compensation, an earn-out payment provision related to the Quorum acquisition which was incurred in 2Q09 but not in 3Q09, lower employee compensation expenses and lower audit fees. The year-over-year decrease was driven primarily by lower employee compensation expenses and lower audit fees.

Non-Operating Income

In the third quarter 2009, the Company recorded net interest income of US$0.5 million, representing a sequential increase from US$0.3 million and flat compared with US$0.5 million in the third quarter of 2008. The sequential increase resulted from investing a higher balance of term deposits with maturity dates over 90 days and a higher balance of restricted cash which was available for use when the related expenses occurred and appropriate documents were submitted.

Other income in the third quarter 2009 was US$0.1 million, a decrease from US$0.2 million in both the second quarter 2009 and the third quarter 2008. The year-over-year decrease was primarily due to a decline in foreign exchange gain. The sequential decrease was primarily attributable to the receipt of an income tax refund from Chinese tax bureau in 2Q09 but not in 3Q09.

Net Income/Loss

The Company’s net income totaled US$0.6 million in the third quarter 2009, compared to a net loss of US$13.1 million in the second quarter 2009 and a net loss of US$31.3 million in the corresponding period of 2008. The return to profitability was the result of increased sales volumes, the reduction of old, discounted inventory and vigilant cost management. Net margin was 1.6%, up significantly from -80.7% in the second quarter 2009 and up from -156.5 % in the third quarter 2008. Basic and diluted income per ADS was US$0.01 in the third quarter 2009, compared to a loss of US$0.29 per basic and diluted ADS in the second quarter 2009 and a loss of US$0.71 per basic and diluted ADS in the third quarter 2008.

Excluding share-based compensation expenses and the amortization of intangibles from the Quorum acquisition, the Company’s non-GAAP net income for the third quarter 2009 would have been US$2.9 million, up from a non-GAAP net loss of US$7.2 million in the second quarter 2009 and up from non-GAAP net loss of US$4.3 million in the third quarter 2008. Diluted non-GAAP income per ADS in the third quarter 2009 was US$0.06, up from a non-GAAP diluted loss per ADS of US$0.15 in the prior quarter, and up from a non-GAAP diluted loss per ADS of US$0.10 in the third quarter 2008.

Balance Sheet and Cash Flow

As of September 30, 2009, the Company had US$47.8 million in cash and cash equivalents, a decrease from US$50.6 million as of June 30, 2009. The Company also had US$51.3 million in term deposits with maturity dates over 90 days and US$5.7 million in restricted cash which was available for use when the related expenses occurred and appropriate documents were submitted. In the third quarter 2009, the Company generated US$11.5 million cash from operating activities, used US$0.9 million cash toward property and equipment and US$1.4 million toward intangible asset acquisitions.

Accounts receivable and notes receivable (collectively, “A/R”) increased by US$5.0 million from US$5.9 million as of June 30, 2009 to US$10.9 million as of September 30, 2009. Average A/R days decreased sequentially from 30 days to 20 days as a result of higher sales volumes. Inventory as of September 30, 2009 was US$20.6 million, an increase of US$11.0 million from June 30, 2009. This increase was the result of a buildup of new product inventory in response to increased demand for Spreadtrum’s products. Inventory days increased from 70 days to 81 days as a result of the higher inventory balance, partially offset by higher sales volumes. Total assets as of September 30, 2009 were US$209 million, up US$29 million from US$180 million as of June 30, 2009. The increase in total assets was primarily attributable to increases of US$5.7 million in restricted cash, US$5.9 in term deposits with maturity dates over 90 days, US$11.0 million in inventory and US$5.0 million in accounts receivable.

Current liabilities increased from US$23.1 million as of June 30, 2009 to US$49.4 million as of September 30, 2009, as a result of an increase in accounts payable attributable to building up new product inventory in response to increased demand for the Company’s products, and an increase in advances from customers resulting from higher sales volumes. Long-term liabilities as of September 30, 2009 were US$50.4 million, flat compared to US$50.3 million as of June 30, 2009.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue in the fourth quarter of 2009 to be in the range of US$37-40 million. The Company also estimates that gross margin will be flat on a sequential basis in the fourth quarter.

WEBCAST OF CONFERENCE CALL:

The Company’s management team will conduct a conference call at 8:00 am (Eastern) on Tuesday, November 17, 2009. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

	Toll Free	Toll
• United States	1-866-831-5605	1-617-213-8851
• China	10-800-130-0399
• South China	China Telecom 10-800-130-0399 China Netcom 10-800-852-1490
• North China	China Telecom 10-800-152-1490
• Hong Kong	###-##-####
• United Kingdom	00-800-280-02002
Participant Passcode	Spreadtrum

A telephone replay will be available shortly after the call until November 24, 2009 at (US Toll Free) 1-888-286-8010 or (US Toll) 1-617-801-6888. Passcode: 43339402.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation, amortization of intangibles from the Quorum acquisition, in process R&D expense from the Quorum acquisition, and impairment loss of long-lived assets. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation, amortization of intangibles from the Quorum acquisition, in process R&D expense from the Quorum acquisition, and impairment loss of long-lived assets.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income (loss), and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income (loss) by the US GAAP weighted average diluted shares outstanding.

Listed below are the share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended (in thousands of US dollars)
	September 30, 2008 (unaudited)	June 30, 2009 (unaudited)	September 30, 2009 (unaudited)
Share-based compensation:
Cost of revenue	$121	$60	$106
Research and development	$1,185	$632	$1,126
Selling, general, and administrative	$1,108	$4,898	$777

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	September 30, 2008	June 30, 2009	September 30, 2009	Change from
				3Q08	2Q09
Revenue	$19,977	$16,218	$38,379	92%	137%

Cost of revenue	11,242	12,396	23,414	108%	89%

Gross profit	8,735	3,822	14,965	71%	292%

Operating expenses

Research & development	11,756	8,100	9,696	(18)%	20%
Selling, general & administrative	4,647	9,618	3,683	(21)%	(62)%
IPR&D expense acquired per Quorum acquisition	6,612	—	—
Impairment loss of long-lived assets	17,484	—	—

Total operating expenses	40,499	17,718	13,379	(67)%	(24)%

Operating income (loss)	(31,764)	(13,896)	1,586	(105)%	(111)%

Non-operating income (expense)

Interest income	530	334	463	(13)%	39%

Interest expense	(54)	(66)	(352)	552%	433%

Other income, net	289	232	95	(67)%	(59)%

Total non-operating income	765	500	206	(73)%	(59)%

Income (loss) before tax	(30,999)	(13,396)	1,792	(106)%	(113)%

Income tax expense(benefit)	259	(306)	1,162	349%	(480)%

Net income (loss)	$(31,258)	$(13,090)	$630	(102)%	(105)%

Income (loss) per ADS, basic	$(0.71)	$(0.29)	$0.01	(101)%	(103)%

Income (loss) per ADS, diluted	$(0.71)	$(0.29)	$0.01	(101)%	(103)%

Margin analysis:
Gross margin	43.7%	23.6%	39.0%
Operating margin	(159.0)%	(85.7)%	4.1%
Net margin	(156.5)%	(80.7)%	1.6%

Weighted average ADS equivalent: [1]

Basic	43,935,121	44,606,747	44,984,608

Diluted	43,935,121	44,606,747	47,147,653
ADS equivalent outstanding at end of period	43,991,458	44,836,196	45,126,407

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Nine months ended		Change
	September 30, 2008	September 30, 2009
Revenue	$99,702	$62,813	(37)%
Cost of revenue	55,051	42,432	(23)%

Gross profit	44,651	20,381	(54)%

Operating expenses

Research & development	34,039	25,580	(25)%

Selling, general & administrative	14,597	16,674	14%
IPR&D expense acquired per Quorum acquisition	6,612	—
Impairment loss of long-lived assets	17,484	—

Total operating expenses	72,732	42,254	(42)%

Operating income (loss)	(28,081)	(21,873)	(22)%

Non-operating income (expense)

Interest income	1,860	1,041	(44)%

Interest expense	(131)	(461)	(252)%
Other income, net	1,870	743	(60)%

Total non-operating income	3,599	1,323	(63)%

Income (loss) before tax	(24,482)	(20,550)	(16)%
Income tax expense (benefit)	1,385	215	(84)%

Net income (loss)	$(25,867)	$(20,765)	(20)%

Income (loss) per ADS, basic	$(0.59)	$(0.47)	(20)%

Income (loss) per ADS, diluted	$(0.59)	$(0.47)	(24)%

Margin analysis:
Gross margin	44.8%	32.4%
Operating margin	(28.2)%	(34.8)%
Net margin	(25.9)%	(33.1)%

Weighted average ADS equivalent: [2]
Basic	43,784,579	44,569,911
Diluted	43,784,579	44,569,911

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	As of
	March 31, 2009 (unaudited)	June 30, 2009 (unaudited)	September 30, 2009 (unaudited)
Cash and cash equivalents	$52,163	$50,553	$47,832
Restricted cash	—	—	$5,741
Short term deposits	$5,189	$1,463	$7,322
Notes receivable	—	$117	$1,356
Accounts receivable, net	$4,744	$5,769	$9,591
Inventories	$11,990	$9,551	$20,562
Deferred tax assets	$2,115	$2,084	$2,085
Prepaid expenses and other current assets	$4,925	$4,464	$5,596

Total current assets	$81,126	$74,001	$100,085

Property and equipment, net	$29,785	$28,850	$27,405
Acquired intangible assets, net	$20,376	$24,333	$27,088
Equity Investment	$724	$719	$713
Deferred tax assets	$680	$1,060	$1,060
Goodwill	—	—	$2,000
Long term deposits	—	$43,912	$43,930
Other long term assets	$7,157	$7,126	$7,055

Total assets	$139,848	$180,001	$209,336

Current portion of long term loan	$3,657	$732	—
Accounts payable	$5,613	$7,415	$22,098
Advances from customers	$162	$280	$5,848
Income tax payable	$2,997	$2,505	$3,487
Current deferred income tax liabilities	$53	$53	$53
Accrued expenses and other current liabilities	$12,903	$12,147	$17,871

Total current liabilities	$25,385	$23,132	$49,357

Long term loan	—	$43,912	$43,930
Other long-term obligations	$611	$6,434	$6,476

Total long term liabilities	$611	$50,346	$50,406

Total liabilities	$25,996	$73,478	$99,763
Shareholders’ equity	$113,852	$106,523	$109,573

Total liabilities & shareholders’ equity	$139,848	$180,001	$209,336

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

	4Q07	1Q08	2Q08	3Q08
Revenue
Baseband and RF Semiconductor	$44,971	$35,532	$38,713	$18,765
Turnkey Solutions	$3,571	$3,966	$1,514	$1,212

Total	$48,542	$39,498	$40,227	$19,977
As % of Total Revenue
Baseband Semiconductor	92.6%	90.0%	96.2%	93.9%
Turnkey Solutions	7.4%	10.0%	3.8%	6.1%
Gross Margin	45.5%	44.9%	45.2%	43.7%

	4Q08	1Q09	2Q09	3Q09
Revenue
Baseband and RF Semiconductor	$9,298	$8,007	$16,071	$38,349
Turnkey Solutions	$937	$209	$147	$30

Total	$10,235	$8,216	$16,218	$38,379
As % of Total Revenue
Baseband and RF Semiconductor	90.8%	97.5%	99.1%	99.9%
Turnkey Solutions	9.2%	2.5%	0.9%	0.1%
Gross Margin	-26.8%	19.4%	23.6%	39.0%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	September 30, 2008	June 30, 2009	September 30, 2009
Cost of revenue	$11,242	$12,396	$23,414
Adjustment for share-based compensation	(121)	(60)	(106)

Cost of revenue (non-GAAP)	$11,121	$12,336	$23,308

Operating income (loss)	$(31,764)	$(13,896)	$1,586

Adjustment for share-based compensation within: Cost of revenue	121	60	106

Research and development	1,185	632	1,126

Selling, general, and administrative	1,108	4,898	777
Adjustment for amortization of intangibles from Quorum acquisition within research and development	435	255	255

Adjustment for IPR&D expense acquired per Quorum acquisition	6,612	—	—
Adjustment for impairment loss of long-lived assets	17,484	—	—

Operating income (loss) (non-GAAP)	$(4,819)	$(8,051)	$3,850

Net income (loss)	$(31,258)	$(13,090)	$630

Adjustment for share-based compensation within: Cost of revenue	121	60	106

Research and development	1,185	632	1,126

Selling, general, and administrative	1,108	4,898	777
Adjustment for amortization of intangibles from Quorum acquisition within research and development	435	255	255

Adjustment for IPR&D expense acquired per Quorum acquisition	6,612	—	—
Adjustment for impairment loss of long-lived assets	17,484	—	—

Net income (loss) (non-GAAP)*	$(4,313)	$(7,245)	$2,894

Income (loss) per ADS, diluted	$(0.71)	$(0.29)	$0.01

Adjustment for share-based compensation	0.05	0.13	0.04
Adjustment for amortization of intangibles from Quorum acquisition	0.01	0.01	0.01

Adjustment for IPR&D expense acquired per Quorum acquisition	0.15	—	—
Adjustment for impairment loss of long-lived assets	0.40	—	—

Income (loss) per ADS, diluted (non- GAAP)*	$(0.10)	$(0.15)	$0.06
Gross margin	43.7%	23.6%	39.0%
Adjustment for share-based compensation	0.6%	0.4%	0.3%

Gross margin (non-GAAP)	44.3%	24.0%	39.3%

Operating margin (loss)	(159.0)%	(85.7)%	4.1%

Adjustment for share-based compensation	12.1%	34.5%	5.2%

Adjustment for amortization of intangibles from Quorum acquisition	2.2%	1.6%	0.7%
Adjustment for IPR&D expense acquired per Quorum acquisition	33.1%	—	—
Adjustment for impairment loss of long-lived assets	87.5%	—	—

Operating margin(loss) (non-GAAP)	(24.1)%	(49.6)%	10.0%

Net margin(loss)	(156.5)%	(80.7)%	1.6%

Adjustment for share-based compensation	12.1%	34.5%	5.2%
Adjustment for amortization of intangibles from Quorum acquisition	2.2%	1.6%	0.7%

Adjustment for IPR&D expense acquired per Quorum acquisition	33.1%	—	—
Adjustment for impairment loss of long-lived assets	87.5%	—	—

Net margin(loss) (non-GAAP)*	(21.6)%	(44.6)%	7.5%

Operating expenses	$40,499	$17,718	$13,379

Adjustment for share-based compensation:

Research and development	(1,185)	(632)	(1,126)

Selling, general, and administrative	(1,108)	(4,898)	(777)
Adjustment for amortization of intangibles from Quorum acquisition	(435)	(255)	(255)

Adjustment for IPR&D expense acquired per Quorum acquisition	(6,612)	—	—

Adjustment for impairment loss of long-lived assets	(17,484)	—	—
Operating expenses (non-GAAP)	$13,675	$11,933	$11,221

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENT:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding possibility for continued growth in the Company’s business in 4Q09, the results for 3Q09 not being meaningful indicator of the Company’s operational performance or potential for long-term success, the Company’s ability in achieving margin expansions, and the Company’s expectations with respect to revenue in the range of US$37-40 million with improving margins for the third quarter. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of

TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers and Chinese government agencies; the Company’s ability to successfully complete the project of the Chinese TD-SCDMA operator, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2009, especially the section under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact: Investor Relations
Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com